Exhibit 99.2

The Powerful Combination of Fintech and Software August 11 th 2020 +

2 Legal Disclaimer No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of the U . S . Securities Act of 1933 , as amended, or an exemption therefrom . Additional Information and Where to Find It In connection with the proposed transaction between StoneCo Ltd . (“ Stone ”) and Linx S . A . (“ Linx ”) (the “ Transaction ”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “ SEC ”) including a registration statement of Stone on Form F - 4 . The Form F - 4 (when filed) will contain a prospectus and other documents . INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F - 4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS . The Form F - 4 (when filed) and all other documents filed with the U . S . SEC in connection with the Transaction will be available when filed, free of charge, on the U . S . SEC’s website at www . sec . gov . In addition, the Form F - 4 (when filed) all other documents filed with the U . S . SEC in connection with the Transaction will be made available, free of charge, to U . S . shareholders of Stone on Stone’s website at http : // www . stone . co . FORWARD LOOKING STATEMENTS This communication contains certain statements that are “forward - looking” statements within the meaning of Section 27 A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934 . Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements . These forward - looking statements include, but are not limited to, statements regarding the Transaction . There are a number of risks and uncertainties that could cause actual results to differ materially from the forward - looking statements included in this communication . For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx , the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost - cutting synergies or it may take longer than expected to achieve those synergies, and other factors . All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20 - F and current reports on Form 6 - K that are available on its website at http : // www . stone . co and on the SEC’s website at http : //www . sec . gov . Stone’s forward - looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate . Stone undertakes no obligation to publicly release the result of any revisions to any such forward - looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation . Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof .

Deal Overview

Overview

Linx is a leading software company that develops and provides affordable, easy-to-use, and reliable software solutions to merchants and retail of all sizes

- ✓ **R$ 300 billion** of gross merchandise volume (GMV)
- ✓ **70,000** retail clients, with over **100,000** store fronts
- ✓ **99%** client retention rate

Association Agreement

STNE, a controlled company of **Stone** that holds the software investments business of the Stone group in Brazil, has executed an Association Agreement by which **Linx** (B3: Linx3; NYSE: Linx) will be merged into STNE for a total consideration of R$ 33.7625 per Linx share

- ✓ **Consideration consists of** up to R$5.4bn in cash + 2.27mm Stone's shares, subject to certain limitations and elections by the Linx shareholders
- ✓ **Transaction expected** to close by the end of 4Q20[2]

Rationale

- ✓ **Combines complementary strategic assets:** leading Retail Software Platform and #1 Independent Financial Platform in Brazil
- ✓ Provides Linx´s 70k clients with **access to Stone's solutions**
- ✓ Extend Stone's offerings to **penetrate the SMB software market**
- ✓ **Accelerates** Stone´s Strategic Roadmap to become a **"one-stop-shop" for merchants of all sizes and verticals**
- ✓ **Deal expected to be accretive in 2021**[1]

Linx Helps Stone...

- ✓ **Serve** More Businesses in More Verticals
- ✓ **Integrate** Software & Payments
- ✓ **Digitize** Point of Sale Commerce
- ✓ **Facilitate** Unified Omnichannel Commerce, providing alternatives to increase merchant's volume without increasing managerial complexity

(1) Includes expected synergies
(2) The transaction is subject to the accomplishment of certain conditions, including approval by Linx shareholders at a general shareholders meeting and approval by the competent anti-trust authorities

3

4 (1) LTM 2Q20. Except for Software clients, which number refers to July - 20 (2) LTM 1Q20 (3) Total revenue and income, as reported (4) Synergies not considered Combined Company Snapshot ~ 305,000 ~ 70,000 ~ 375,000 Software Clients COMBINED 4 R$ 149 bn TPV R$ 300 bn GMV Opportunity to penetrate R$300bn of GMV with payments Payments Volume R$ 800 mm+ R$ 3.6 bn + R$ 789 mm Recurring Net Income R$ 13 mm R$ 2.8 bn 3 R$ 820 mm Total Revenue SMB Mid/Large Target Markets SMB + Mid/Large Clients Integrated & Omni - Channel 2 1

Strategic Rationale: Strengthening Our Complementary Vision

stone

500k+ SMBs

- ✓ Deep expertise in online payments capabilities
- ✓ Portfolio of modern software solutions for SMBs
- ✓ Client centricity; Proprietary Technology; Hyperlocal distribution

DIGITAL+PHYSICAL

Adapt to Omnichannel world and increase sales through multichannel, digital commerce strategy

FINANCIAL SERVICES

Integrated Platform of Acquiring, Banking & Credit Solutions to Simplify Commercial & Financial Transactions

STONE CORE CAPABILITY

STRATEGIC EXTENTION

SOFTWARE SOLUTIONS

Integrated Platform of POS/ERP Software to Simplify Workflow and Automation of Core Business Processes

STRATEGIC EXTENTION

LINX CORE CAPABILITY

Linx

70k+ Med/Large

- ✓ Complete suite of digital-enabling solutions (OMS, platform, others) and marketplace integration
- ✓ Leading retail POS with strong market presence
- ✓ ETF
- ✓ QR Code
- ✓ Gateway

Game Plan: 3 Value Creation Horizons

Value Horizons	=	Linx New Assets	+	Stone's DNA
Horizon 1: Operational Synergies and Top Line Growth Significant cross-selling opportunities		**70,000 Clients** Across 11+ industry verticals, with +300 billion GMV		**+ Full Suite of financial services** Scalable and integrated financial services containing payments, banking and credit
Horizon 2: Strengthen strategic focus Help offline clients to go digital, increasing sales through multichannel strategy		**New Digital Commerce & Omnichannel Capabilities** Complete suite of digital-enabling solutions, allowing clients to conduct commerce across multiple channels		**+ Strong digital payments capabilities** Proprietary platform built to the need of online clients
Horizon 3: Higher software penetration in SMB Expand sticky integrated software solutions to improve customer retention & generate more recurring revenue from SMB clients		**Complete suite of Software Capabilities for multiple verticals** Deep vertical expertise Embedded POS/ERP & OMS software for mid to large retail		**+ Client-centric culture & hyperlocal distribution** Focus on client satisfaction through superior customer service and direct distribution capabilities in thousands of cities in Brazil Strength in technology capabilities

Linx Continues Our Strategy to Integrate Software with Financial Services… CRM / LOYALTY Customer engagement and CRM solution to help clients grow more by increasing recurrence, attracting clients through marketing tools RECONCILIATION Streamlines process of reconciling payments transactions and managing cash flows ERP / POS POS/ERP to serve an array of service and retail businesses, from less complex to more sophisticated SMBs CORE Integrated Suite of POS & ERP Software Across 11+ Verticals Selected SMB SOLUTIONS Specialized solutions to help SMBs manage and grow their businesses more effectively (i.e. social media, health plans and management solutions) PAY HUB TEF Digital Account Gateway DIGITAL Omni - Channel Platform to Create Seamless Digital POS Experience 2016 2H20 2019 1H20 #1 Retail Software Platform 283,000 135,000 375,000+ STONE SOFTWARE CLIENTS 7

...Providing A Powerful Integrated Platform



Module	% of Recurring Revenues[1]	Solutions
CORE	73%	POS Software Loyalty & Rewards CRM ERP
DIGITAL	14%	E-commerce Platform Advertising & Reengagement OMNI OMS Technology
PAY HUB	13%	Payment & Financing Solutions Linx Account QR Linx

11+
Verticals

- Auto Parts
- Car Dealerships
- Clothing Stores
- Department Stores
- Electronic Goods
- Fast Food
- Gas Stations
- Home Improvement
- Household Appliances
- Pharmacies
- Service Retail

- ✓ **#1 Suite of Affordable, Easy-to-Use, Reliable & Seamlessly Integrated Software Solutions**
- ✓ **Delivered Through a Cloud-Based SaaS Model**
- ✓ **Serving +70,000 Medium to Large Retail Clients Across +100,000 Storefronts**
- ✓ **With R$300 billion of Gross Merchandise Volume (GMV)**

(1) Linx 2Q20 data.

8

9 (1) December 2019 (2) Data for 2019, according to the 2020 IDC Survey (3) 2Q20 …With Very Attractive Attributes Customer Operating Financial R$ 181.7mm 2Q20 LTM EBITDA R$ 841mm 2Q20 LTM net revenue 25.5% 2019 EBTIDA margin 13.7% (2) e - commerce solution market share (2) 9,000 stores with OMS ~ 900 websites in Linx Commerce 60 % market share in the main malls 99 % retention rate R$ 89bn t hrough TEF 60 % cloud - based revenue (1) 1,205 R&D employees R$ 300bn GMV ~84.4% (3) s ubscription revenue Key Clients Key Brazilian Clients Key International Clients + 70,000 software clients 46 % Market share in retail management software (1) (1)

...As We Compete to Capture a Massive Addressable Market

	ABC Platform			Software	TOTAL
	Acquiring	Banking	Credit		
TAM	~R$20bn+[1]	~R$10bn[2]	~R$80bn[3]	R$11bn[4]	R$120bn+
How We are penetrating TAM	~12% share	<1% share	<1% share	~7% share (PF with Linx)	~3% share

Acquiring

TPV (R$bn)



52% CAGR 3y
10.9
18.5
29.8
38.1
2Q17 2Q18 2Q19 2Q20

Active clients('000)



81% CAGR 3y
88
201
350
519
2Q17 2Q18 2Q19 2Q20

Banking

Accounts open ('000)



2x q/q
18
62
122
248
3Q19 4Q19 1Q20 2Q20

# of Transactions

(indexed to 100)



2x q/q
100
340
804
1,553
3Q19 4Q19 1Q20 2Q20

Credit

Portfolio (R$mm)



+58%q/q
95
166
332
524
3Q19 4Q19 1Q20 2Q20

Expected deliquency[5]

by cohort



7.7%
Up to 1Q20
2Q20
Jul-20
Total

Software

Subscribed clients ('000)



+83% q/q
100
135
155
283
3Q19 4Q19 1Q20 2Q20

stone co. + Linx

TOTAL

Stone is Evolving to Become a **"One-Stop-Shop" for Commerce** in Brazil

(1) Stone internal estimate for the market based on Brazilian's largest Merchant acquirers' total revenue for 2019.
(2) Stone internal estimate for targeted segment using total revenue generated by the Brazilian top 5 banks in 2Q20 on checking account services.
(3) Management estimate of total non-targeted loans for SMB companies in Brazil multiplied by the average spread discounted the expected default rate. Data from Brazilian Central Bank as of May-20 and management's assumptions using market data.
(4) According to International Data Corporation 2020.
(5) Expected delinquency levels as of Jul-20. Older cohorts were more impacted by COVID-19, whereas new cohorts were already originated with a new credit policy.

10

• Sell payments services into Linx client base, through our proprietary end - to - end payment platform • Sell banking & financial services into Linx client base, through our proprietary banking platform • Sell software services to our SMB clients, leveraging Linx robust software suite & omnichannel solutions • Streamline overlapping G&A expenses • Leverage existing R&D to create combined solutions • Improve negotiating power with suppliers and third - party providers 11 Revenue Synergies Operating Synergies Base Case Synergies Plan Deal is expected to be accretive to Stone in 2021

12 • 100% of Linx shares to be merged into STNE (“ Incorporação de Ações ”), in exchange for cash and newly issued Class A shares of Stone Transaction Structure • Post merger, a new software business unit will be created and will be managed by Stone ´ s leadership and Linx management team • An Advisory Board will be created to guide and monitor the key strategic priorities, integration process and capture of synergies. Alberto Menache, current Linx CEO, will be Chairman of the Advisory Board, which will also include Stone leadership Governance • After completion of certain conditions, Linx shall call a shareholders meeting to effectively approve the merger, which is subject to CADE approval Timing and Approvals • Total consideration equivalent to R$33.7625 per Linx share, being 90% in cash (R$30.39 per Linx share) and 10% in Stone Class A shares (0.0126774 Stone Class A shares per Linx share 1 ) • Consideration implies a premium of 41.6% 1 over the volume - weighted average price of Linx over the preceding 60 days and a premium of 28.3% 1 over the volume - weighted average price of Linx over the preceding 30 days Price and Consideration Key Transaction Terms (1) Exchange ratio and implied premium calculations assume reference date as of August 7, 2020